2025 REPORT

NOURISHED3


SKIN
GUT
BRAIN

LETTER

Dear investors,

This past year was a foundational one for Nourished3. We delivered strong year-over-year growth, launched our full system, strengthened our direct-to-consumer foundation, and advanced both retail and clinical traction. At the same time, execution did not fully match our original timeline. Our supplement launch was delayed until the end of the year, which impacted seasonal momentum, slowed retail onboarding, and pushed revenue later than expected. Even so, the core signal remained clear: demand is there. We used this period to build stronger systems, improve our infrastructure, and position the business for a more efficient year ahead focused on manufacturing reliability, distribution, retention, and scale. Thank you for your continued support and belief in the Nourished3 vision.

We need your help!

We'd love investor support in a few practical ways. If you've purchased Nourished3, your product feedback helps us improve the customer experience and refine future development. If you know creators with an engaged audience of 30,000+ followers in skin, wellness, gut health, or lifestyle, introductions would be valuable. Sharing our referral program, supporting Mahmud's book The Skin–Gut–Brain Reset through reading, sharing, or leaving an honest review, and making strategic introductions in retail, distribution, hospitality, or other aligned channels can all help expand our reach.

Sincerely,

Mahmud Al-Smadi

Chief Executive Officer & Co-founder

Annie Jaffrey

Chief Brand Officer & Co-founder

How did we do this year?

REPORT CARD

B-

☺ **The Good**

Revenue grew 83% YoY, with strong momentum in Q1 (+153%), Q2 (+95%), and Q3 (+225%).

We launched our full three-step system and strengthened DTC with a new website, subscriptions, and retention flows.

We advanced retail conversations (Holland & Barrett, Wolf & Badger, Beauty Distributors) and our ongoing clinical study.

☹ The Bad

Supplement launch delays pushed revenue out of Q4 and caused us to miss part of the key seasonal sales window.

Product readiness delays slowed retail and distributor onboarding despite strong partner interest and consumer demand.

We raised less capital than planned, which reduced marketing spend and delayed broader scaling initiatives.

2025 At a Glance

January 1 to December 31


$$$$

$215,735 +83%
Revenue



-$169,422
Net Loss


IOU!

$542,027 +27%
Short Term Debt



$486,463
Raised in 2025



$0

Cash on Hand

As of 06/23/26

INCOME BALANCE NARRATIVE



Revenues
Profit
$117,862
-$127,039
$215,735
-$169,422
2024
2025

Net Margin: -79% **Gross Margin:** 58% **Return on Assets:** -43% **Earnings per Share:** -$3.58

Revenue per Employee: $0 **Cash to Assets:** 11% **Revenue to Receivables:** 863 **Debt Ratio:** 166%

TheWellnessHolding_Financial_Statements_SEC_FINAL.pdf

We ❤ Our 468 Investors

Thank You For Believing In Us

Catherine L Buchanan
Petru Seracin
Anna Wagner
Florine Barry
Felicia Torio
Storm Connors
Jenny S
Tania Madi
Michelle Toh
Maya Hoover
Aariz I Z IT
Roberta De Luca
Marion Dacquin
Lely 3o1o
Judd Robbins
Aikaterini MITSOU
Martina Jůzová
Tiffany Leuthner
Mirna Valadzija
Wyesha Dillard
Michelle Lee
Daisy Reynoso
Nina Deranja
Zeina Abou-Monzer
Lailani Aroza Hansen
Dariana Francois
Patricia Gregor
Taylor Lamb
Van Tran
Vilija Bucenkaite
Caridad Galafa
Tracy Fluri
Francesca Fazio
Sara Leena
Lucas Simister
Brigitta Menhart Menhart
Taylor Upchurch
Matea Celikovic
Magno Reategui
Alice Schellander
Dediu Cristina
Inês Martins
Shanade Y
Oonagh Byrne
Jacqueline Cauvet
Mara Simonaite
Begona Blasco
Karina Ruiz
Lea Sophie Ernst
Ana Maria Weber
Kamalawattie Jaundoo
Akua Oxendine
Christina Slack
Chloe Fung
Dani H
Oksana Dumanska
Ugne Visockaite
Angelique Ohlinger
Josefin Nilsson
Marina Hoener

Roderick Herron
Edith Nicole
Adriana Gamero
Annette Torres-Flores
Danielle Licata
Larissa Mansur
Lubna Ajmal
Ionela Ursu
Carol Romero
Anna Palmieri
Keter Bat Avraham
Janet Rodriguez
Gia Gates Henry
Amy Hillier
Marija Lazarevic
Julia Caviezel
Anastassia N
Josefina Murrar-Ramirez
Seidy Mendoza
Connie Felix
Hariklia Seindis
Agata Nagorska
Isidora Gkena
Fiona Glassett
Bridgette Coleman
Lazar Pasajlic
Phillip Brian Walters
Marie Ruzek
A Babul
Bianca Souffrain
Sarah Beth Jolley
Natalie Cauvet
Barbara Hammer-Akgün
Priscilla Corona
Cecilia Melendrez Flores
Karolina Wozniak
Blanka Petrovcic
Nella Lila
Norma Reategui
Omar K
Suvi Kuusipalo
Leon Seindis
Dr. Bea M. Jaffrey
Desislava Dincheva
M P
Shaireen Abdullah
Suchitra Sivasankaran
Daiva Cyziuviene
Harlan Luxenberg
Rosa Figueroa
Lisa Hüls
Sunanda Haque
Reghina Dimitrisina
Teresa Torres Muinelo
Candice Elrod
Miroslava Cmarko
Lea BAKHTIARI
Zuzana Rekik
Kristin Kambach
Anjali Abraham

Nayeli Diaz
Boglarka Horvath
Matea Lenić
Stella H
Md Pham
Lucretia Dovi
Vicky Rogers
Zankhana Patel
John Evans
P S Mclean Jr
Ewelina Bheecarry
Sinovuyo Ngxola
Sonia Smith
Rosmari M
Winifred Ward
Anna Maria Tiedemann
Andrea James
Christelle PRINCE
Veronika Georgieva
Donna Prasad
Karolina Paszkowska
Sylvia Stachowicz
Vladlena Perkov
Tatjana Hellwig
Kayla Coleman
Tyrell Wade
JD Gu
Calvin Mann
Timea Lisztmayer
Angelica Medina
Evgeniya Petrova
Vaishali Gandhi
Saida Safiullina
Punita Pau
Lilya Markovska
Chanel Estevez-Denis
Terry Ravello
Philenia Williams
Sileen Alomari
Daniëlle Rack
Dóra Horváth-Szűcs
Jacqueline Fernandez
Isabell Klein
Eleftheria Efthymiou
Emanuela Lupasteanu
Alex Ikonn
Virginia Marie Richert
Fani Bosak
Katarina Igličar
M Abidor
Monika Niedbala
Stephanie Melissa Flores
Xheni Bardhi
Laura Guillemin
Melanie Tan
Victoria Dorsey
Masa Sturm
Cindy Pingol
Evelyn Maybury
Samia Aalaou

Deen A
Rebecca Magrini
Pamela Contreras
Laura Lennala
William Douglas Horne
Matija Babic
Julia Mai
Fiona Jagroop
Dorys Duran
Michelle Leckie-Curtin
Elza LE GOIC
Sonia Belhassen
Alexandrina Varbanova
Ananda Rodrigues Arruda
Michelle Berry
Musab Rafiq
Karen Wiegand
Stefanie Tunkel
Z Ali
Daniella Maria
Nadya Tonova
Emma McAdam
Bianca Aboona
Silviya Totevska
Brenda Grande
Kara Trim
Antoinette Fowler
Jonathan Isbill
Edelmira Martinez
Loreta Veličkaitė
Tanja Sredojevic
Milenko Sredojević
J Paixão Fortes
Sara Parrini
Diana Escobar
Silvia Alunni
Marina Biro
Rama Khazal
Loredana Dediu
Sabrina Pasquariello
Fotios Kanellopoulos
Loreta Kaminskaite
Simona Lapacikova
Sarah Hussain
Laure Fortier
Shatha Salem
Elisa Chavarría
Marie Straka
Raluca DUMITRU
Sintija Freiberga
Maxwell Suris
Lasma Aizazara
Carlina Ramos-Medina
Justyna Vilinovszki
Amber Hylton
Svenja Günther
Mayuri Jaini
Andreas Sattlegger
Gemma Skinner
Aleksandra Falkowska

Yureve Govind
Shweta Rafaliya
IXARA (SASHA)...
Laura Popescu
Shelby Thuruthumalil
Kathryn Beaton
Klara Kovič
Laure Tack
Julie Sinacori
Isabelle Aebischer
Sarah Merkel
Katherine G
Ghadeer Alsubit
Lauren McBriarty
Anna Henry
Solange Kiatende
Mirjam Ulbert
Katarzyna Niewolska
Alexandra Damian
Emily Watts
Charlene Fuller-Gossett
Raphaela Geierhos
Nivaedha BIRITTO
Emily Kircher
Kara Medrano
Richard Armstrong
Zara Otamias
Mei Ng
Enikő Pápai
Ligia Hlavin
Anna Chayka
Mirjana Sredojevic
A J
Joanselle Montalvo
Clara Ow
Maria-Christina Zorge
Polanka Alvarado
Rachel Sampeck
Eileen Sidan
Radoslava Halkias
Vivian Andrea Arrichiello
India Sanchez Kattwinkel
Ashley Watson
Reem Alotaibi
Suganya Pratheepan
Adam Brown
Alina Kalyta
Philip Vullo
Alja Jamšek
Jennifer Garcia
Eva Cristóbal Alonso
Prinsandra Yolanda...
Cheryl Shenson
Lisa Hendrick
Ugne Mall
Sarah Rogan
Mary McClintock
Brad Roderick
Hanna Grenner
Kimberly Hernandez

Mike King
Jessica Martinez
Mahealani Lyons
Fatma MEDJNOUN
William Horwitz
Max Reisener
Catherine Citrine
Tia Porterfield
Emily Bridger
Noor E Sabbah Aziz
Sherie McCormick
Marie Ange Abou Samra
Jan Repar
Brad Heywood
Annabelle Perez
Carolina Bravo
Asma Gilani
Sophie Charlotte...
Konstantina Ntokorou
Jana Rau
Eiyana Favers
Elli Inkeri Sorsa
Kasia B
Maja Jovanovic
Cade Buck
Nicola Lopes Da Cruz
Morgan Lamb
Aria Broxton
Petra Bencik
Olivia Francisca Anghel
Bill McCoy
Tanja Nurmivirta
Maja GAŠPARIČ
Maria Stavenhagen
Fiorella Reategui
Giancarlo Albertazzi
Deisy G
Szewan Johnson
Manami So
Priyanka Shah
Anna Bias-Nowakowska
Delmira Ramirez
Genesis Negrete
Ana Sionov
Carolin Strobel
Julia Kauertz
Stavroula Fotiou
Samantha Murdie
Eva Gallegos
Natalie Bello
Kristtina Z
Nelly Ky
Elena Bandulieva
Mia Strøh Gjøe Geleff
Nicole Avenil
Cathrin Schulze
Tina Antunovic
Adrian Bobev
Nevenka Mucic
Kelle Mahoney

Tiffany Nguyen	Dineo Lekhanya	Margherita Massaro	Rossella Laghini	Avneet Kalsi	Sophie Sutor
Nicole Grobbelaar	Paulina Da Silva	Melissa Reid	Andrea Armijos	Nathalie Belkacem	Tamara Jones
Sunniva Pisani	Maggie Bellimer	Beata Kolano	Mai Dao	Alyssa Gibson	Melissa Green
Preti Chaturvedi	Alina De La Cruz	Veritas Investments Uk Ltd	Ruby Valdivia	Caroline Harroun	Rebecca Valentin
Petya Krasimirova	Milana Kostova	Rafael Tsiakkouris	Ioana Roche	Anna Lāce	Tamara Levai
Melinda Iuhasz	Tasha Kang	Mirela Dedovic Sorli	Zimasa Kahla	Patricia Stefana Anghel	Carlo Battistella
Para Argjirofski	Mónica Catarina Da...	Jessica Pellissier	Carolina Ryan	Marjolein Marcks	Rosa Nguyen
Venus Arias Giraldo	Tasie Diana	Mayra Amigon	Niina Nurmivirta	Sara Romeo	Cristian Duta
Adela Andreea...	Regina Madyarova	Carla Trancoso-O'Reilly	Peter Heier	Daina Filipenko	Alicja Rosik
Santa Mazjāne	Anna Zavodska	Evgeniia Luneva	Barbora Bursíková	Sandeep Banger	Paulina Skurtys
Kathryn McCann	Maria Langitan	Zsofia Raduly	Naama Binnes	Csilla Hegedüs	Alma Steckyte
Kate Aspey	Zuzana Ellis	Chahrazede Nacer	Olgica Radisavljevic	Magdaléna Magerová	Zorica Dramicanin
Justyna Vilinovszki	Mouhaj Alghanmi	Remy Marciano	Elise Francis	Ivana Milenkoska	Sabrina 'T Hooft
Ynsaf Khelifi	Martina Zivkov	Przemysław Nowakowski	Carine Cherrier	Ina Doltar	Aige Eensaar
Katherine Gerganova	Nandita Narayan				

Thank You!

From the NOURISHED3 Team



Annie Jaffrey in

Chief Brand Officer & Co-founder

Beauty influencer with 14+ years of experience and 1,000,000 combined subscribers on YouTube and Instagram. With over 92 million views, she overcame severe acne using the skin-gut-brain method.



Mahmud Al-Smadi in

Chief Executive Officer & Co-founder

A brand visionary with 20 years of experience, he led a beauty enterprise as a cosmetologist, managing a 35-member team and achieving annual revenues exceeding $5 million.







Kathryn Beaton in

Chief Operation Officer

Brand Architect with 20+ years of experience, successfully founded and scaled multiple businesses. Extensive retail experience in the beauty sector...



Michelle Lee

Board Advisor

Michelle Lee is an award-winning beauty industry advisor and fractional CMO/CBO. As Editor-in-Chief of Allure, she transformed the brand,...



Caroline Rothwell Gerstein in

Chief Marketing Officer

Marketer with 22+ years of experience, collaborating with 300+ brands. Expert in scaling startups and creating disruptive strategies. Led marketing...



Jill Belasco in

Executive Advisor

Beauty executive with 25+ years of experience, ex-CEO of Maesa (largest U.S. skincare incubator). Expert in sales and marketing, she has...



Shannon Santos in

Marketing Director

Marketer with 10+ years of experience leading teams and managing marketing and influencer efforts for Typology & Facetheory in Germany,...

Details

The Board of Directors

Director	Occupation	Joined
Mahmud Al-Smadi	Chief Executive Officer @ Nourished3	2024
Annie Jaffrey	Chief Brand Officer @ Nourished3	2024

Officers

Officer	Title	Joined
Mahmud Al-Smadi	CEO Treasurer President	2024
Annie Jaffrey	CBO	2024

Voting Power

Holder	Securities Held	Voting Power
Annie Jaffrey	23,663 Common Stock	50.0%
Mahmud Al-Smadi	23,663 Common Stock	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2023	$1,130		Section 4(a)(2)
01/2024	$8,000		Section 4(a)(2)
02/2024	$6,000		Section 4(a)(2)
05/2024	$100,000	Safe	Section 4(a)(2)
07/2024	$40,113		Section 4(a)(2)
03/2025	$461,310		4(a)(6)
06/2025	$18,630		Section 4(a)(2)
08/2025	$6,523		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Mahmud Al-Smadi	04/24/2023	$1,130	$0	%		Yes
Paypal	01/01/2024	$8,000	$0	7.26%		Yes
Shopify	02/22/2024	$6,000	$0	%		Yes
Shopify Capital	06/13/2025	$18,630	$2,785	%		
PayPal (Europe) S.à r.l.	08/25/2025	$6,523	$4,554	%		Yes

Related Party Transactions

Name	Annie Jaffrey UG
Amount Invested	$52,705
Transaction type	Loan
Issued	05/01/2024

Issued	05/01/2024
Outstanding principal plus interest	$37,505 as of 06/2026
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Director and 50% shareholder of The Wellness Holding Inc.

Officer loan from Annie Jaffrey UG (a German entity controlled by Director Annie Jaffrey) to Nourished3 Inc. Original amount $52,705. During FY2025, $15,200 was repaid in cash. Outstanding balance at December 31, 2025: $37,505. No forgiveness agreement has been executed. Non-interest-bearing, no fixed maturity date.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Shares	47,326	47,326	Yes
Preferred Shares	47,674	0	No
Safe Notes		3 Instruments	No

Warrants:	0
Options:	0

Form C Risks:

The business operates in an over-saturated market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those we provide or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition, or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Our future success depends on the efforts of our skilled management team however there can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may revise the use of proceeds and any other material change of this offering through an amendment of this Agreement, and through an amendment and filing of a Form C/A with the Securities Exchange Commission (SEC). The Investor understands that if the material change occurs during the offering period, then they must reconfirm their commitment within five (5) business days of the amendment in order to accept these changes. Otherwise, the Investor's commitment will be considered cancelled under the Securities Laws. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

Control of the Company and all of its operations are, and will remain, solely with its Board of Directors, Officers, and Principal Security Holders. Purchasers of the securities will have no vote and no control over the management and affairs of the Company.

The Company relies on third-party suppliers and manufacturers for the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products. If products are

damaged or contaminated coming from the suppliers that could affect inventory and shipments.

The Company is a mission driven business that is focused on providing a product that is both safe and environmentally-friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs.

The Company expects that it will need to raise additional capital subsequent to this offering to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital will be available on terms favorable to the Investor or at all. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that Company will raise any particular amount in this offering or in the subsequent offerings.

No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that the Investor will not lose a substantial portion or all of the investment. For this reason, investors should carefully read the all disclosure material (Form C) and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

No representation or warranty of any kind is made by the Company or its management team or advisors with respect to any tax consequences of any investment in the Company. The Investor should seek its own tax advice concerning the tax consequences of an investment in the Company. In making an investment decision, the Investor must rely on its own examination of the Company and the terms of this offering, including the merits and risks involved. The Investor should consult its own counsel, accountant, financial advisor, or other professional adviser as to investment, legal, tax and other related matters concerning the Lead Investor's proposed investment.

The Company operates primarily online which has certain risks inherent within this form of operating including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues occur, it could impact the profits and overall operations of the Company, which could undermine the investment of the Investor. It is quite possible that the Investor may lose a portion or its entire investment if any of the foregoing issues occur.

The shares offered by the Company have not been registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of these shares is made in reliance on an exemption from registration pursuant to Regulation Crowdfunding of the SEC. In addition, the shares being offered have not been submitted to any rating agency to obtain an opinion or rating of the risk of investment.

The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to

additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity

event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Wellness Holding Inc.

Delaware Corporation
Organized February 2024
0 employees
8383 Wilshire Boulevard
Suite 800
Beverly Hills CA 90211 https://nourished3.com

Business Description

Refer to the NOURISHED3 profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

NOURISHED3 is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less